Exhibit 99.1

ASML shareholders approve Customer Co-Investment Program

VELDHOVEN, the Netherlands, 7 September 2012 - ASML Holding NV today announces that it has received the approval by the Extraordinary General Meeting of shareholders (EGM) of its Customer Co-Investment Program and that the US anti-trust clearance process is complete. The essential elements of the Customer Co-Investment Program are now final.

The EGM, held in Veldhoven on 7 September, 2012, approved the following items to execute the Customer Co-Investment Program and the related Synthetic Buyback:

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Proposal to authorize the Board of Management to (i) issue shares or rights to subscribe for shares in the capital of the Company in connection with the Customer Co-Investment Program, up to 25% of the issued share capital of the Company at the Annual General Meeting of Shareholders (the “AGM”) held on 25 April 2012, from 7 September 2012 through 31 July 2013, and (ii) authorize the Board of Management to restrict or exclude the pre-emption rights in connection with such issuances, in each case subject to the approval of the Supervisory Board.

•	Proposals to amend the articles of association of the Company in connection with the Synthetic Buyback.

The EGM also approved the proposal to authorize the Board of Management for the period from 7 September 2012 through 25 October 2013 to (i) issue additional shares or rights to subscribe for shares in the capital of the Company, limited to 5% of the issued share capital at 25 April 2012; (ii) issue an additional 5% of the issued share capital at 25 April 2012, which 5% can only be used in connection with mergers, acquisitions and/or (strategic) alliances; and (iii) restrict or exclude the pre-emption rights in connection with any such issuances, in each case subject to the approval of the Supervisory Board. This authorization replaces the corresponding authorization granted at the AGM held on 25 April 2012.

ASML also announces that the waiting period under the Hart-Scott-Rodino Act has ended without ASML or Intel receiving requests for additional information from regulators, which completes the U.S. anti-trust procedure.

With the EGM approval and the U.S anti-trust procedure completed the essential elements of the program are final:

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The three program participants, Intel, TSMC and Samsung Electronics, have agreed to contribute EUR 1.38 billion to ASML’s research and development of next-generation lithography technologies over five years.

•	ASML will issue an aggregate 23% minority stake to the participating customers for EUR 3.85 billion in cash.

•	ASML will return the entire cash proceeds of the share issue to ASML shareholders (not including participating customers) through a Synthetic Buyback.

The Synthetic Buyback will consist of a cash capital repayment and a reverse share split. Following the issuance of new shares to Intel, TSMC and Samsung Electronics in connection with the program, and subject to statutory requirements, ASML intends to implement the Synthetic Buyback as follows. The cash capital repayment will be € 9.18 per share and the reverse share split will be 77 for 100. This means that for every 100 ASML shares, shareholders (excluding participating customers) will receive EUR 918 in cash and will keep 77 ASML shares. This is effectively equivalent to ASML buying back 23% of the shares currently in issuance at a price of EUR 39.91 per share, which is the per share price to be paid by the participating customers. If the number of shares held by any one shareholder is not divisible by 100, banks and brokers will round positions up or down with the difference settled in cash, depending on the particular contractual agreement between the shareholder and the bank or broker.

ASML expects to issue shares to Intel and Samsung Electronics on or around 12 September 2012, and to issue shares to TSMC at the end of October 2012.

ASML expects to execute the Synthetic Buyback in late November 2012, with the expected ex-entitlement date on 26 November 2012, the record date expected to be 28 November 2012 and the cash payment date expected to be 3 December 2012. The exact dates will be confirmed after the statutory, two-month creditor opposition period, which is expected to end on November 11, 2012.

Further information on the Co-Investment Program can be found on ASML’s website at www.asml.com/egm2012 and www.asml.com/press

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has almost 8,000 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements about our co-investment program, statements about funding commitments in connection with that program and statements about our buy-back program. These forward looking statements are subject to risks and uncertainties including risks associated with our co-investment program, including whether closing conditions will be met, risks associated with the statutory requirements applicable to the Synthetic Buyback and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

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The securities of ASML referred to in this press release have not been registered under the United States Securities Act of 1933 and may not be offered or sold absent registration or in a transaction exempt from or not subject to the registration requirements of that act.

Media Relations Contacts

Lucas van Grinsven - Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Ryan Young – Communications - +1 480 383 4733 - Tempe, Arizona, USA

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore – Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands